UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               Enterra Corporation
- -----------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $1.00 par value
- -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    293805107
                               -------------------
                                 (CUSIP Number)

                                 Elizabeth Foley
                            First Reserve Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 661-6601
- -----------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  June 23, 1995
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

          This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of First Reserve Corporation, a Delaware corporation, American Gas & Oil Investors, Limited Partnership, a New York limited partnership, AmGO II, Limited Partnership, a New York limited partnership, AmGO III, Limited Partnership, a New York limited partnership, First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership, First Reserve Fund V, Limited Partnership, a Delaware limited partnership, First Reserve Fund V-2, Limited Partnership, a Delaware limited partnership and First Reserve Fund VI, Limited Partnership, a Delaware limited partnership (hereinafter collectively referred to as the "Filing Persons"), relating to the common stock, par value $1.00 per share, of Enterra Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          The purpose of this Amendment is to amend the Schedule 13D, which was filed on August 19, 1994.

          1. Item 6 of the Schedule 13D, is hereby amended and supplemented to add the following:

          Item 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER UNDER THE STOCKHOLDERS' AGREEMENT

          By a letter agreement (the "Weatherford Agreement") dated June 23, 1995 between Weatherford International Incorporated, a Delaware corporation ("Weatherford"), and the Filing Persons, Weatherford and the Filing Persons agreed, among other things, that at any meeting of the stockholders of the Company at which the adoption of the Agreement and Plan of Merger (the "Agreement") between Weatherford and the Company dated June 23, 1995 is to be voted upon, the Filing Persons will vote any voting securities of the Company over which the Filing Persons have control in favor of adoption of the Agreement unless the Board of Directors of the Company recommends, at the time of such meeting, that stockholders of the Company vote against such adoption.

          By a letter agreement (the "Enterra Agreement"), dated June 23, 1995 between the Company and the Filing Persons, the Company and the Filing Persons agreed that at any meeting of the stockholders of the Company at which the Agreement is to be voted on, if the Board of Directors of the Company is recommending, at the time of such meeting, the stockholders of the Company vote against the adoption of the Agreement, the Filing Persons will vote any securities of the Company over which the Filing Persons have authority against such adoption.

          A copy of the Weatherford Agreement and the Enterra Agreement are included as Exhibits to this Amendment and are incorporated herein by reference.

          Except as expressly amended and supplemented hereby, the text of Item 6 of the Schedule 13D remains in effect without any modification.

          2. Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit D.      Letter Agreement by and between Weatherford
                          International Incorporated and First Reserve
                          Corporation, American Gas & Oil Investors,
                          AmGO II, AmGO III, First Reserve Secured Energy
                          Assets Fund, First Reserve Fund V, First Reserve
                          Fund V-2 and First Reserve Fund VI, dated June
                          23, 1995.

          Exhibit E       Letter Agreement by and between Enterra Corporation
                          and First Reserve Corporation, American Gas & Oil
                          Investors, AmGO II, AmGO III, First Reserve
                          Secured Energy Assets Fund, First Reserve Fund V,
                          First Reserve Fund V-2 and First Reserve Fund VI, dated June 23, 1995.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          FIRST RESERVE CORPORATION


                          By: /s/ Elizabeth C. Foley
                            Name: Elizabeth C. Foley
                            Title: Treasurer


                          AMERICAN GAS & OIL INVESTORS, LIMITED PARTNERSHIP

                            By: First Reserve Corporation,
                                 as Managing General Partner

                          By: /s/ Elizabethe C. Foley
                             Name: Elizabeth C. Foley
                             Title: Treasurer


                          AMGO II, LIMITED PARTNERSHIP
                            By: First Reserve Corporation,
                                 as Managing General Partner

                          By: /s/ Elizabeth C. Foley
                             Name: Elizabeth C. Foley
                             Title: Treasurer


                          AMGO III, LIMITED PARTNERSHIP
                            By: First Reserve Corporation,
                                 as Managing General Partner

                          By: /s/ Elizabeth C. Foley
                             Name: Elizabeth C. Foley
                             Title: Treasurer


                          FIRST RESERVE FUND V, LIMITED PARTNERSHIP
                            By: First Reserve Corporation,
                                 as Managing General Partner

                          By: /s/ Elizabeth C. Foley
                             Name: Elizabeth C. Foley
                             Title: Treasurer

                          FIRST RESERVE FUND V-2, LIMITED PARTNERSHIP

                            By: First Reserve Corporation,
                                 as Managing General Partner

                          By: /s/ Elizabeth C. Foley

                             Name: Elizabeth C. Foley
                             Title: Treasurer

                          FIRST RESERVE FUND VI, LIMITED PARTNERSHIP

                            By: First Reserve Corporation,
                                 as Managing General Partner

                          By: /s/ Elizabeth C. Foley
                             Name: Elizabeth C. Foley
                             Title: Treasurer

                          Dated:  June 30, 1995

                                INDEX TO EXHIBITS


Exhibit Number            Description of Exhibit

      D. Letter Agreement by and between Weatherford International Incorporated and First Reserve Corporation, American Gas & Oil Investors, AmGO II, AmGO III, First Reserve Secured Energy Assets Fund, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Fund VI, dated June 23, 1995.

      E. Letter Agreement by and between Enterra Corporation and First Reserve Corporation, American Gas & Oil Investors, AmGO II, AmGO III, First Reserve Secured Energy Assets Fund, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Fund VI, dated June 23, 1995.

                                                                  EXHIBIT D

                                                                  Conformed Copy

                            FIRST RESERVE CORPORATION



                                  June 23, 1995


Weatherford International Incorporated
1360 Post Oak Boulevard
Suite 1000
Houston, TX  77056-3098
Attention:  Philip Burguieres, Chairman
            of the Board, President and
            Chief Executive Officer



          Reference is made to the Agreement and Plan of Merger between Weatherford International Incorporated ("Weatherford") and Enterra Corporation ("Enterra") dated June 23, 1995 (the "Agreement"), which provides for the merger of Enterra with and into Weatherford (the "Merger"). As an inducement to, and in consideration of, Weatherford's entering into the Agreement, the undersigned covenants and agrees as follows:


  (i) At any meeting of the stockholders of Enterra at which the adoption of the Agreement is to be voted upon, the undersigned will vote any voting securities of Enterra over which the undersigned has voting authority in favor of adoption of the Agreement unless the Board of Directors of Enterra is recommending, at the time of such meeting, that stockholders of Enterra vote against such adoption in view of the pendency of an Enterra Superior Proposal (as defined in the Agreement).

 (ii) The undersigned will not directly or indirectly (a) solicit, initiate or encourage the submission of any Enterra Takeover Proposal (as defined in the Agreement), (b) enter into any agreement with respect to an Enterra Takeover Proposal or (c) participate in any discussion or negotiation regarding, or furnish to any person any information with respect to, the making of any proposal that constitutes, or may reasonably be expected to lead to, any Enterra Takeover Proposal; provided that the foregoing clause (c) shall not prohibit any affiliate of the undersigned who serves as a director of Enterra from acting (subject to Section 7.2 of the Agreement) solely in his capacity as a director of Enterra.

(iii) The undersigned will not sell, contract to sell or otherwise dispose of any voting securities of Enterra over which the undersigned has dispositive authority.

Very truly yours,

                          FIRST RESERVE CORPORATION

                          By: /s/ William E. Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive officer


                          FIRST RESERVE FUNDS:

                          AMERICAN GAS & OIL INVESTORS

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive Officer,
                             First Reserve Corporation


                          AMGO II, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive Officer
                             First Reserve Corporation


                          AMGO III, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By:/s/ William Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive Officer,
                             First Reserve Corporation



                          FIRST RESERVE SECURED ENERGY
                          ASSETS FUND, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General

                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation



                          FIRST RESERVE FUND V, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation


                          FIRST RESERVE FUND V-2, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation



                          FIRST RESERVE FUND VI, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation

                          AGREED AND CONFIRMED:

                          WEATHERFORD INTERNATIONAL INCORPORATED

                          By:/s/ Philip Burguieres
                             Philip Burguieres
                             Chairman of the Board,
                             President and Chief
                             Executive Officer

                                                                    EXHIBIT E

                                                               Conformed Copy

                            FIRST RESERVE CORPORATION



                                  June 23, 1995



Enterra Corporation
13100 Northwest Freeway
6th Floor
Houston, TX  77040-6310
Attention:  D. Dale Wood, Chairman of the Board,
            President and Chief Executive Officer



          Reference is made to the attached Letter Agreement dated June 23, 1995 between First Reserve Corporation, the First Reserve Funds (as set forth therein) and Weatherford International Incorporated (the "Letter Agreement"). As an inducement to, and in consideration of, Enterra Corporation's ("Enterra") consenting to the Letter Agreement, the undersigned covenants and agrees that at any meeting of the stockholders of Enterra at which the adoption of the Agreement and Plan of Merger between Weatherford and Enterra dated June 23, 1995 (the "Agreement") is to be voted upon, if the Board of Directors of Enterra is recommending, at the time of such meeting, the stockholders of Enterra vote against the adoption of the Agreement, the undersigned will vote any securities of Enterra over which the undersigned has voting authority against such adoption.

                          Very truly yours,

                          FIRST RESERVE CORPORATION

                          By: /s/ William E. Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive officer


                          FIRST RESERVE FUNDS:

                          AMERICAN GAS & OIL INVESTORS

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive Officer,
                             First Reserve Corporation

                          AMGO II, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive Officer
                             First Reserve Corporation


                          AMGO III, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By:/s/ William Macaulay
                             William E. Macaulay
                             President and Chief
                             Executive Officer,
                             First Reserve Corporation



                          FIRST RESERVE SECURED ENERGY
                          ASSETS FUND, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation



                          FIRST RESERVE FUND V, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation

                          FIRST RESERVE FUND V-2, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation



                          FIRST RESERVE FUND VI, L.P.

                          By: FIRST RESERVE CORPORATION,
                              its Managing General
                              Partner


                          By: /s/ William E. Macaulay
                              William E. Macaulay
                              President and Chief
                              Executive Officer,
                              First Reserve Corporation

AGREED AND CONFIRMED:

ENTERRA CORPORATION

By:  /s/ D. Dale Wood
D. Dale Wood
Chairman of the Board,
President and Chief
Executive Officer